

December 4, 2018

Riccardo Delle Coste
Chief Executive Officer
Barfresh Food Group, Inc.
8383 Wilshire Blvd.
Suite 750
Beverly Hills, California 90211

      Re: Barfresh Food Group, Inc.
         Form 10-K for the Fiscal Year ended December 31, 2017
         Filed April 2, 2018
         File No. 000-55131

Dear Mr. Delle Coste:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Natural Resources

cc: Mark Abdou